Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	State of Organization	Date of Organization
NNN Satellite Place, LLC	Delaware	31/08/2004
NNN Executive Center 2003, LP	Texas	09/07/2003
NNN Financial Plaza, LLC	Nebraska	13/09/2004
NNN Southwood Tower, LP	Texas	18/10/2004